BONANZA ONE, INC. LETTERHEAD

February18, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:	Brian K. Bhandari
Raj Rajan

Mailstop 3561

Re:	Bonanza One, Inc.
Form 10-K for Fiscal Year Ended
June 30, 2009
Filed September 28, 2009
File No. 000-52900

Ladies and Gentlemen:

This letter sets forth the responses of Bonanza One, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 5, 2010 (the "Comment Letter") concerning the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 as filed with the Commission on September 28, 2010 (the “2009 Annual Report”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein are to Amendment No. 1 to the 2009 Annual Report ("Amendment No. 1"), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Form 10-K for the Fiscal Year Ended March 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1.
Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports.  Please advise your auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (June 5, 2007) through June 30, 2009 in addition to the annual periods already included and amend your Form 10-K accordingly.

Securities and Exchange Commission
Division of Corporation Finance
February 18, 2010

Response:

We advise the Staff that our auditor has revised the scope and opinion paragraphs of its report to include the cumulative period from inception (June 5, 2007) through June 30, 2009 with the annual periods that were already included.  The revised report of our independent registered public accounting firm is filed with the financial statements included with Amendment No. 1.

Financial Statements

Statement of Stockholders' Deficit, page F-4

2.
Please note that for development stage enterprises a statement of shareholder equity from the entity's inception is required.  Accordingly, please revise to include a statement of stockholders' deficit for the period from inception (June 5, 2007) to June 30, 2007 in addition to the annual periods already included as required by ASC 915-215-45-1 and amend your Form 10-K accordingly.

Response:

We advise the Staff that we have revised the financial statements filed with Amendment No. 1 to include a statement of stockholders' deficit for the period from inception (June 5, 2007) to June 30, 2007 in addition to the annual periods already included as required by ASC 915-215-45-1.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 15

3.
Please revise to provide a statement identifying the framework used by management (e.g. COSO) to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Response:

We advise the Staff that we have revised Item 9A in Amendment No. 1 to identify the framework used by management to evaluate the effectiveness of the Company's internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.  Specifically, we note that management utilized the framework advanced in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Securities and Exchange Commission
Division of Corporation Finance
February 18, 2010

Form 10-Q for the Quarter Ended September 30, 2009

4.
Please note that the FASB Accounting Standards Codification became effective on July 1, 2009.  As a result, all non-SEC reporting accounting and financial reporting standards have been superseded.  In future filings, please revise any references to accounting standards accordingly.

Response:

Management is aware of the FASB Accounting Standards Codification which became effective on July 1, 2009 and will use the appropriate language and references to accounting standards in all future filings.

Please note that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (704) 892-8022 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
BONANZA ONE, INC.

By:	/s/ John Holcomb
John Holcomb, President